

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

June 11, 2009

<u>Via U.S. mail and facsimile</u>

Mr. John G. Rourke
Chief Financial Officer
The GEO Group, Inc.
One Park Place, Suite 700, 621 NW 53rd Street
Boca Raton, Florida 33487

      RE: Form 10-K for the fiscal year ended December 28, 2008
                Form 10-Q for the period ended March 29, 2009
                Form 8-K filed on May 5, 2009
                Schedule 14A filed on March 30, 2009
                    File No. 1-14260

Dear Mr. Rourke:

      We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 28, 2009</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, including your interim filings, if applicable.

Risk Factors, page 20

2. Please delete the last two sentences in the first paragraph in this section. All material
    risks should be described. If risks are not deemed material, you should not reference
    them.

Legal Proceedings, page 34

3. Please provide the information required by Item 103 of Regulation S-K. Specifically,
    please provide the name of the court hearing the Australian property damage claim
    and please provide the relief sought in the Mayes v. The GEO Group case in the U.S.
    District Court for the Northern District of Florida, Panama City Division.

Critical Accounting Policies, page 41

General

4. You have identified income taxes and stock-based compensation expense as critical
    accounting policies. It is unclear how the disclosures you have provided adequately
    explain to investors the uncertainties involved in your application of your stated
    accounting policies. Please expand your discussion of these critical accounting
    policies to address the following areas:
    *   Types of assumptions underlying the most significant and subjective estimates;
    *   Any known trends, demands, commitments, events or uncertainties that are
        reasonably likely to occur and materially affect the methodology or the
        assumptions described;
    *   If applicable, why different estimates that would have had a material impact on
        your financial presentation could have been used in the current period;
    *   If applicable, why the accounting estimate is reasonably likely to change from
        period to period with a material impact on the financial presentation;
    *   A quantitative discussion of changes in overall financial performance and, to the
        extent material, line items in the financial statements if you were to assume that
        the accounting estimate were changed, either by using reasonably possible near-
        term changes in the most material assumption(s) underlying the accounting
        estimate or by using the reasonably possible range of the accounting estimate. If
        those changes could have a material effect on your liquidity or capital resources,
        then you also would have to explain that effect; and
    *   A quantitative and qualitative discussion of any material changes made to the
        accounting estimate in the past two years, the reasons for the changes, and the
        effect on line items in the financial statements and overall financial performance.
        Refer to SEC Releases 33-8098 and 33-8040. See section V of the Commission
        Guidance Regarding Management's Discussion and Analysis of Financial
        Condition and Results of Operations dated December 29, 2003.

Revenue Recognition, page 41

5. Please disclose the nature of the delivered and undelivered elements in your
    discussion of multiple element arrangements.

Reserves for Insurance Losses, page 42

6. Since your insurance policies generally have high deductible amounts, losses are
    recorded when reported and a further provision is made to cover losses incurred but
    not reported. Loss reserves are undiscounted and are computed based on independent
    actuarial studies. Please address the following:
    • Please expand your discussion of the significant estimates and assumptions used
      to determine the provision to record losses incurred but not reported. Please
      discuss how sensitive the provision is to each of these significant estimates and
      assumptions and whether certain estimates and assumptions are more subjective
      than others;
    • You state that the nature of your business exposes you to various types of third-
      party legal claims, including, but not limited to, civil rights claims relating to
      conditions of confinement and/or mistreatment, sexual misconduct claims brought
      by prisoners or detainees, medical malpractice claims, claims relating to
      employment matters, property loss claims, environmental claims, automobile
      liability claims, contractual claims and claims for personal injury or other
      damages resulting from contact with our facilities, programs, personnel or
      prisoners, including damages arising from a prisoner's escape or from a
      disturbance or riot at a facility. In addition, your management contracts generally
      require you to indemnify the governmental agency against any damages to which
      the governmental agency may be subject in connection with such claims or
      litigation. In light of the above, please tell us what consideration you gave to
      providing the disclosures referred to in question 3 of SAB Topic 5:Y for each
      significant category of claims. These disclosures could include the number of
      claims pending at each balance sheet date, the number of claims filed for each
      period presented, the number of claims dismissed, settled, or otherwise resolved
      for each period, and the average settlement amount per claim; and
    • Please disclose whether or not you have excess loss insurance and, if so, the
      amounts at which this insurance coverage begins.

Property and Equipment, page 43

7. You state that determination of recoverability is based on an estimate of undiscounted
    future cash flows resulting from the use of the asset and its eventual disposition. You
    discuss events and circumstances that would trigger an impairment assessment. You
    specifically discuss the termination of contracts with Delaware County, Pennsylvania
    and the State of Idaho, the closure of your transportation division in the United
    Kingdom, and the termination of your contract to manage the Tri-County Justice and

Detention Center. We assume these events triggered an impairment assessment.
Please clarify in your disclosures. Please also expand your critical accounting policy
to provide additional insight on how you perform your impairment analysis of long-
lived assets under SFAS 144. Please consider including the following:

- Please disclose how you group your assets for purposes of considering whether an
  impairment exists. Refer to paragraph 4 of SFAS 144;
- Please expand your discussion of the significant estimates and assumptions used
  to determine estimated future cash flows and fair value. You should discuss how
  sensitive the fair value estimates are to each of these significant estimates and
  assumptions and whether certain estimates and assumptions are more subjective
  than others; and
- For any asset groups for which the carrying value was close to the fair value,
  please consider disclosing the carrying value of the asset groups.

Financial Statements

Consolidated Statements of Cash Flows, page 72

8. Please revise your reconciliation to net cash provided by operating activities to begin
    with net income instead of income from continuing operations. Refer to paragraphs
    28 and 29 of SFAS 95.

Notes to the Consolidated Financial Statements

Note 1. Summary of Business Operations and Significant Accounting Policies, page 74

General

9. Please disclose your accounting policy related to pre-contract costs on both
    governmental and non-governmental contracts. In doing so, please disclose whether
    or not pre-contract costs related to unsuccessful contract bids are written off in the
    period you are informed you did not get the specific contract. If not, please disclose
    why not and discuss when they are expensed and your basis for that alternative
    treatment.

Variable Interest Entities, page 77

10. You state that you determined that you were not the primary beneficiary of SACS
    since you do not have control of SACS. We remind you that paragraph 14 of FIN
    46(R) states that an enterprise shall consolidate a variable interest entity if that
    enterprise has a variable interest (or combination of variable interests) that will absorb
    a majority of the entity's expected losses, receive a majority of the entity's expected
    residual returns, or both. Please revise your disclosure as necessary to state what

consideration you gave to paragraph 14 in determining you are not the primary beneficiary.

Revenue Recognition, page 78

11. In your Form 8-K filed on May 5, 2009, you refer to pass-through construction revenues. Please disclose your consideration of SOP 81-1 in determining whether to report these amounts on a gross or net basis in revenues.

Note 3. Discontinued Operations, page 87

12. Please disclose at what point you classify the operating results of a facility in discontinued operations. Specifically, please disclose whether it is at the time it is agreed to terminate a contract or whether it is at the time the termination is effective. For example, on November 7, 2008, you announced the receipt of notice for the discontinuation of your contract with the State of Idaho, Department of Correction, which is effective January 5, 2009. Please clarify whether you whether you reflected the operating results of this facility in discontinued operations as of November 7, 2008 or January 5, 2009, and how you determined this was appropriate based on paragraph 43 of SFAS 144.

Note 11. Debt, page 93

13. We note the disclosures provided related to the covenants contained in the senior credit facility. If any other debt agreements contain covenants, please disclose in a similar manner the specific terms of any material debt covenants. For any material debt covenants for which it is reasonably likely that you will not be able to meet such covenants, please disclose the required amounts/ratios, which you have disclosed for the senior credit facility, as well as the actual amounts/ratios as of each reporting date. This will allow readers to understand how much cushion there is between the required amounts/ratios and the actual amounts/ratios. Please consider showing the specific computations used to arrive at the actual amounts/ratios with corresponding reconciliations to US GAAP amounts, if necessary. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. Please also disclose if there are any stated events of default which would permit the lenders to accelerate the debt if not cured within applicable grace periods or any cross default provisions in your debt agreements.

14. Your disclosures on page 56 state that the senior 8 ¼% notes and senior credit facility impose significant operating and financial restrictions which may adversely affect your ability to operate your business. Please disclose the nature of these restrictions.

Note 12. Commitments and Contingencies

Litigation, Claims, and Assessments, page 99

15. Please provide the disclosures required by paragraphs 9 and 10 of SFAS 5 for each significant matter, which should include the amounts accrued as well as any additional losses which are reasonably possible to be incurred. For example, in regards to the third-party claim for property damage incurred during 2001 and 2002 at several detention facilities that your Australian subsidiary formerly operated, you state that you established a reserve based on your estimate of the most probable loss. Please disclose the amount of the reserve as well as any additional losses which are reasonably possible to be incurred.

FORM 10-Q FOR THE PERIOD ENDED MARCH 29, 2009

General

16. Please address the above comment in your interim filings as well.

Note 9. Noncontrolling Interest in Subsidiary, page 10

17. In regards to your implementation of SFAS 160, please address the following:
   • Please provide the disclosures required by paragraphs 38(c) and A6 of ARB 51, as amended by SFAS 160; and
   • Please present the amounts of comprehensive income attributable to The GEO Group, Inc. and the noncontrolling interests separately. Refer to paragraphs 38(a) and A5 of ARB 51, as amended by SFAS 160.

FORM 8-K FILED ON MAY 5, 2009

18. Given that operating revenues, excluding pass-through construction revenues, excludes amounts that are included in revenues as calculated and presented in accordance with GAAP in your statement of income, please also identify this amount as a non-GAAP financial measure and provide the disclosures required by Item100(a) of Regulation G for both historical amounts and 2009 projected amounts.

SCHEDULE 14A FILED ON MARCH 30, 2009

Director Identification and Selection, page 14

19. We note that you have an informal process by which shareholder recommended nominees are considered. However, please disclose whether the considerations and qualifications for such nominees are different than those nominated by the

Nominating and Corporate Governance Committee. See Item 407(c)(2)(vi) of
Regulation S-K.

Executive Compensation, page 17

20. We note several references to your peer companies. On page 17, it appears that your
Compensation Committee, when making decisions regarding 2008 executive
compensation, considered the compensation packages at the peer companies Towers
Perrin identified in connection with its 2004 review of executive compensation. To
the extent your Compensation Committee considers the compensation of peer
companies, please identify these companies. See Item 402(b)(2)(xiv) of Regulation
S-K.

Equity Compensation, page 19

21. We note that one of the reasons your Compensation Committee grants awards under
your equity compensation plans is to create a more performance-oriented culture. We
further note on page 20 that your Compensation Committee takes the overall
performance of the company and the individual performances of the grantees, among
other factors, into consideration when making equity compensation awards.
Therefore, it appears that these awards are based on achievement of certain corporate
and/or individual performance goals. Please disclose how your Compensation
Committee determines awards under your equity compensation plans. See Item
402(b)(1)(v) of Regulation S-K. To the extent that certain items of your corporate
performance and/or the individual executive officer's contribution to your corporate
performance are taken into account when making these awards, please disclose these
performance targets, the actual results achieved, and how you evaluated the targets
and results to arrive at the award. Please do the same for the goals utilized in
awarding annual cash incentive compensation. See Item 402(b)(2)(v)-(vii) of
Regulation S-K.

How Each Compensation Element Fits into the Overall Compensation Objectives and
Affects Decisions Regarding Other Elements, page 21

22. We note your statements that the Compensation Committee places particular
emphasis on compensation packages available at a comparable group of peer
companies and that the Compensation Committee has worked to establish a
meaningful group of peer companies. To the extent you engage in benchmarking in
the future, please disclose whether you engage in benchmarking of total
compensation or any material element of compensation, identifying the benchmark
and its components, including component companies. See Item 402(b)(2)(xiv) of
Regulation S-K. Please also disclose whether the group of peer companies the
Compensation Committee has worked to establish is different than the Towers Perrin
peer companies.

Summary Compensation Table, page 22

23. We note your disclosure of Stock Awards and Option Awards in the Summary
Compensation Table. Please include a footnote disclosing all assumptions made in
the valuation by reference to a discussion of these assumptions in your financial
statements, footnotes to the financial statements, or MD&A. See Instruction to Item
402(c)(2)(v) and (vi) of Regulation S-K.

Senior Management Performance Award Plan, page 27

24. We note your statement that the Compensation Committee has discretion to make all
determinations necessary or appropriate under the plan. Please describe this
discretion power in more detail as well as any particular exercise of such discretion.
See Item 402(b)(2)(vi) of Regulation S-K.

25. Please disclose the performance targets for net income after tax and revenue and the
actual results achieved.

26. We note that the annual incentive target amounts for the Chief Financial Officer and
the other Senior Vice Presidents may be increased up to an additional 50% of the
executive's annual incentive target amount upon recommendation of the Chief
Executive Officer subject to the Compensation Committee's approval. We further
note that the Chief Executive Officer and the Compensation Committee will consider
the contribution of the particular officer during the fiscal year and the achievement of
previously agreed upon goals when determining whether to grant the discretionary
award. Please disclose the elements of individual performance and contribution and
the previously agreed upon goals and objectives that are taken into account in this
decision and how the individual contribution or the achievement of these goals
correlates to the amount the annual incentive award is increased.

Potential Payments Upon Termination or Change of Control, page 32

27. Please describe and explain how the appropriate payment and benefit levels are
determined under the various circumstances that trigger payments or provision of
benefits such as the multiples of salary and bonus. See Item 402(j)(3) of Regulation
S-K.

Directors' Compensation, page 33

28. With respect to the equity awards, please clarify in the footnotes the assumptions
made in the valuation by reference to a discussion of those assumptions in your
financial statements, footnotes to the financial statements, or discussion in the
management's discussion and analysis. See the Instruction to Item 402(k)(2)(iii)and
(iv) and the Instruction to Item 402(k).

Certain Relationships and Related Party Transactions, page 34

29. Please describe your policies and procedures for the review, approval, or ratification of any transaction required to be reported under Item 404(a) of Regulation S-K. See Item 404(b) of Regulation S-K.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jessica Kane, Staff Attorney, at (202) 551-3235 or Craig Slivka, Special Counsel, at (202) 551-3729 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief